UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2018 Third Quarter Preliminary Operating Results

On October 25, 2018, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2018. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2018	2Q 2018	% Change Increase (Decrease) (Q to Q)	3Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	9,598,084	11,514,686	(16.64)	9,477,872	1.27
	Cumulative	31,539,406	21,941,322	—	27,144,353	16.19
Net operating profit	Specified Quarter	1,328,192	1,324,005	0.32	1,165,404	13.97
	Cumulative	3,879,348	2,551,156	—	3,168,391	22.44
Profit before income tax	Specified Quarter	1,328,874	1,303,106	1.98	1,199,523	10.78
	Cumulative	3,975,398	2,646,524	—	3,411,792	16.52
Profit for the period	Specified Quarter	953,973	946,797	0.76	897,402	6.30
	Cumulative	2,869,159	1,915,186	—	2,789,740	2.85
Profit attributable to controlling interests	Specified Quarter	953,769	946,751	0.74	897,504	6.27
	Cumulative	2,868,752	1,914,983	—	2,757,686	4.03

Note: 1)

The consolidated financial information set forth above for 2018 periods is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.

2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2018	2Q 2018	% Change Increase (Decrease) (Q to Q)	3Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	3,816,865	5,367,813	(28.89)	3,951,446	(3.41)
	Cumulative	13,283,870	9,467,005	—	13,171,881	0.85
Net operating profit	Specified Quarter	983,092	897,877	9.49	802,124	22.56
	Cumulative	2,695,201	1,712,109	—	2,123,636	26.91
Profit before income tax	Specified Quarter	991,892	901,928	9.97	822,835	20.55
	Cumulative	2,832,268	1,840,376	—	2,193,902	29.10
Profit for the period	Specified Quarter	725,918	663,126	9.47	632,034	14.85
	Cumulative	2,079,251	1,353,333	—	1,841,263	12.93
Profit attributable to controlling interests	Specified Quarter	725,918	663,126	9.47	632,034	14.85
	Cumulative	2,079,251	1,353,333	—	1,841,263	12.93

Note: 1)

The consolidated financial information set forth above for 2018 periods is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.

2)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Preliminary Operating Results of KB Securities (Consolidated)

(Won in millions, %)		3Q 2018	2Q 2018	% Change Increase (Decrease) (Q to Q)	3Q 2017	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,443,097	1,562,469	(7.64)	1,302,872	10.76
	Cumulative	4,884,551	3,441,454	—	4,338,357	12.59
Net operating profit	Specified Quarter	83,080	98,343	(15.52)	30,399	173.30
	Cumulative	298,395	215,315	—	248,216	20.22
Profit before income tax	Specified Quarter	88,759	103,098	(13.91)	40,393	119.74
	Cumulative	307,264	218,505	—	266,065	15.48
Profit for the period	Specified Quarter	60,838	77,069	(21.06)	40,950	48.57
	Cumulative	219,802	158,964	—	132,038	66.47
Profit attributable to controlling interests	Specified Quarter	60,835	77,067	(21.06)	40,950	48.56
	Cumulative	219,795	158,960	—	132,038	66.46

Note: 1)	The consolidated financial information set forth above is based on K-IFRS 1109 effective as of January 1, 2018. The corresponding financial information for 2017 periods has not been restated.
2)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2018 third quarter earnings conference, which are based on the Group’s consolidated financial statements.

3)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
4)	The figures set forth above for 2017 periods include income (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary sold on October 16, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 25, 2018	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Senior Managing Director and Chief Finance Officer